UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CREDO Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

225439207

(CUSIP Number)

David M. Grimm

Chief Administrative Officer,

General Counsel and Secretary

Forestar Group Inc.

6300 Bee Cave Road, Building Two, Suite 500

Austin, Texas 78746-5149

512-433-5200

With a copy to:

Jeremy D. London

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, District of Columbia 20005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225439207

1	Name of Reporting Persons Forestar Group Inc. I.R.S. Identification Nos. of Above Persons (Entities Only) 26-1336998

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,179,149 (See Item 5) (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,179,149 (See Item 5) (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.6% (See Item 5) (3)

14	Type of Reporting Person CO

(1) Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Forestar may be deemed to beneficially own such Shares as a result of the Voting Agreement (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forestar that it beneficially owns any Shares for purposes of Section 13(d) of Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2) 2,179,149 Shares include James T. Huffman’s 56,563 vested options to purchase Shares

(3) Calculated based on 10,097,727 Shares, which is the sum of (i) 10,041,164 Shares outstanding as of June 3, 2012 as represented in the Merger Agreement (as defined below) and (ii) James T. Huffman’s 56,563 vested options to purchase Shares

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”) of CREDO Petroleum Corporation, a Delaware corporation (“Credo”) whose principal executive offices are located at 1801 Broadway, Suite 900, Denver, Colorado 80202.

Item 2.    Identity and Background

(a)-(c) and (f) This Schedule 13D is being filed by Forestar Group Inc., a Delaware corporation (“Forestar”).

The address of the principal business and the principal office of Forestar is 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746-5149.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Forestar is set forth on Schedule A.

Forestar is a real estate and natural resources company.  As of March 31, 2012, Forestar owns directly or through ventures over 146,000 acres of real estate and about 594,000 net acres of mineral interests.  Forestar has about 130,000 acres of timber on its 146,000 real estate acres and about 17,000 acres of timber under lease.

(d) During the past five years, neither Forestar nor, to the best of Forestar’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Forestar nor, to the best of Forestar’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

As an inducement for Forestar and Longhorn Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Forestar (“Merger Sub”), to enter into the Merger Agreement, Forestar entered into the Voting Agreement described in response to Item 4.  Forestar did not pay any additional consideration to the Credo stockholders in connection with the Voting Agreement.  To fund the consideration for the Merger, Forestar has obtained a commitment for bridge financing provided by Key Bank National Association that, combined with available liquidity, is sufficient to fund the acquisition.  Forestar intends to pursue amendments to its existing credit facilities to fund a significant portion of the purchase price.

Item 4.    Purpose of Transaction

The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

(a)-(b)

Merger Agreement

On June 4, 2012, Forestar announced that it entered into an agreement to acquire Credo, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 3, 2012, by and among Forestar, Credo and Merger Sub.  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Credo (the “Merger”), with Credo surviving as a wholly owned subsidiary of Forestar (the “Surviving Corporation”).  The board of directors of each of Forestar and Credo has approved the Merger.

At the effective time of the Merger, each outstanding Share, other than Shares owned by Forestar and its subsidiaries or held in Credo’s treasury, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $14.50 per share in cash, without interest.  Each option to purchase Credo’s common stock that is outstanding as of the effective time of the Merger will be cancelled in exchange for the right to receive the excess, if any, of $14.50 over the exercise price of such option, less applicable taxes required to be withheld.

Credo and Forestar have made customary representations, warranties and covenants in the Merger Agreement.  Credo has generally covenanted (1) to conduct its business in the ordinary course; (2) to hold a meeting of its stockholders to consider approval of the Merger Agreement and the transactions contemplated in the Merger Agreement; and (3) subject to certain exceptions, for its board of directors to recommend adoption by the stockholders of the Merger Agreement and the transactions contemplated in the Merger Agreement.  Under the terms of the Merger Agreement, Credo and its advisors are permitted to actively solicit and consider alternative proposals from third parties until 11:59 p.m., New York City time, on July 3, 2012.

The Merger Agreement may be terminated by Forestar or Credo under certain circumstances. Upon the termination of the Merger Agreement, under specified circumstances, Credo will be required to reimburse Forestar and Merger Sub for their transaction expenses and, under other specified circumstances, Credo will be required to pay Forestar a termination fee, the amount of which would depend on the circumstances under which the Merger Agreement were to be terminated.

Consummation of the Merger is subject to customary closing conditions, including the approval of Credo’s stockholders.  The Merger is not subject to the approval of Forestar’s stockholders.  The Merger is not subject to a financing condition.

Assuming the satisfaction of the conditions to the Merger, Forestar expects the transaction to close in the second half of 2012.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms.  It is not intended to provide any other financial information about Forestar, Credo or Merger Sub or their respective subsidiaries and affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of condition of Forestar, Credo or Merger Sub or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Forestar.

Voting Agreement

As an inducement for Forestar and Merger Sub to enter into the Merger Agreement, Forestar also entered into a Voting Agreement, dated as of June 3, 2012 (the “Voting Agreement”), with James T. Huffman, RCH Energy Opportunity Fund III, LP and RCH Energy SSI Fund, LP (each a “Stockholder” and collectively, the “Stockholders”), who collectively own approximately 21.1% of the outstanding voting stock of Credo.

Pursuant to the Voting Agreement, the Stockholders have agreed to vote in favor of the adoption of the Merger Agreement and against proposals or other corporate actions that would prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.  In addition, the Stockholders have agreed, subject to certain exceptions, not to acquire or dispose of Credo common stock.  The Voting Agreement will terminate upon the earlier of  the termination of the Merger Agreement, an amendment to the Merger Agreement that reduces the aggregate consideration payable to Credo’s stockholders and the effective time of the Merger.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above.  Pursuant to Sections 1.5 and 1.6 of the Merger Agreement, from and after the effective time of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger shall be the initial directors and officers of the Surviving Corporation after the effective time of the Merger and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above.  Pursuant to Section 1.4 of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and bylaws of Credo, as in effect immediately prior to the effective time, shall be replaced by the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time.

(h)-(i) Forestar anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Shares will no longer be traded on the Nasdaq Stock Market nor will they be registered under the Act.

(j) Except as set forth in this Item 4, the Merger Agreement or the Voting Agreement, neither Forestar nor, to its knowledge, the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Forestar reserves the right to develop such plans).

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements.  A copy of the Merger Agreement and a copy of the Voting Agreement are referenced as Exhibits 2.1 and 10.1, respectively, and are incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

(a) As of the date hereof, Forestar does not own any Shares.  However, Forestar, pursuant to the Voting Agreement, may be deemed to share with each Stockholder the power to vote in favor of adoption and approval of the Merger Agreement (as described in Item 4), and, for the purpose of Rule 13d-3 promulgated under the Act, may be deemed to beneficially own 2,179,149 Shares (solely with respect to those matters described in the Voting Agreement), representing approximately 21.6% of the outstanding Shares of Credo (based upon Credo’s representations in the Merger Agreement).  Forestar disclaims beneficial ownership of such Shares.

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, Forestar is not entitled to any rights as a stockholder of Credo.  Forestar disclaims beneficial ownership of the Shares covered by the Voting Agreement and nothing herein shall be construed as an admission that Forestar is the beneficial owner of such Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forestar or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than Shares that may be deemed to be beneficially owned by Forestar by virtue of the Voting Agreement, Forestar does not beneficially own any Shares.

To the knowledge of Forestar, none of the persons set forth on Schedule A hereto beneficially owns any Shares.

(b) Pursuant to the Voting Agreement, Forestar may be deemed to have shared power to vote or direct the voting of 2,179,149 Shares (solely with respect to those matters described in the Voting Agreement) pursuant to the Voting Agreement as described in Item 4.

(c) Other than as described in this Schedule 13D, neither Forestar, nor, to its knowledge, any persons set forth on Schedule A hereto, has effected any transaction in Shares during the past 60 days.

(d) To Forestar’s knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

Except for the agreements described above and in the agreements incorporated herein by reference and set forth as exhibits hereto, Forestar does not have, and to the best knowledge of Forestar the persons set forth on Schedule A hereto do not have, any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Credo, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated June 3, 2012, by an among CREDO Petroleum Corporation, Forestar Group Inc. and Longhorn Acquisition Inc. (filed as Exhibit 2.1 to Forestar’s Current Report on Form 8-K, filed on June 4, 2012, and incorporated herein by reference).

10.1

Voting Agreement, dated June 3, 2012, by and among Forestar Group Inc., James T. Huffman, RCH Energy Opportunity Fund III, LP and RCH Energy SSI Fund, LP (filed as Exhibit 10.1 to Forestar’s Current Report on Form 8-K, filed on June 4, 2012, and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and  belief, I certify that the information set forth in this statement is true, complete and correct.

FORESTAR GROUP INC.

Date: June 4, 2012	By:	/s/ David M. Grimm
		Name:	David M. Grimm
		Title:	Chief Administrative Officer, General Counsel and Secretary

Schedule A

Directors and Executive Officers of

Forestar Group Inc.

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Forestar Group Inc.  Except as otherwise indicated, the country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Forestar Group Inc., 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746-5149.

Board of Directors

Name	Principal Occupation or Employment	Business Address (if different from address provided above)
Louis R. Brill	Retired
Kathleen Brown	Chairman of Investment Banking for the Midwest Region, Goldman, Sachs & Co.
William G. Currie	Chairman, Universal Forest Products, Inc.
James M. DeCosmo	President and CEO, Forestar Group Inc.
Michael E. Dougherty	Founder and Chairman, Dougherty Financial Group LLC
Kenneth M. Jastrow, II	Non-Executive Chairman, Forestar Group Inc.
James A. Johnson	Vice Chairman, Perseus LLC
William C. Powers, Jr.	President, The University of Texas at Austin
James A. Rubright	Chairman and CEO, Rock-Tenn Company
Richard M. Smith	President, Pinkerton Foundation
Carl A. Thomason	President, Great Northern Gathering and Marketing, LLC

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment	Business Address (if different from address provided above)
Bruce F. Dickson	Chief Real Estate Officer
Charles T. Etheredge, Jr.	Executive Vice President
David M. Grimm	Chief Administrative Officer, General Counsel and Secretary
Charles D. Jehl	Chief Accounting Officer
Craig A. Knight	Chief Real Estate Investment Officer
Christopher L. Nines	Chief Financial Officer
Flavious J. Smith, Jr.	Executive Vice President
Phillip J. Weber	Executive Vice President